Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Compton Petroleum Announces First Quarter Results

    CALGARY, May 10 /CNW/ - Compton Petroleum Corporation ("Compton" or the
"Company") is pleased to announce its financial and operating results for the quarter ended March 31, 2006.

    HIGHLIGHTS

    -  Production of 34,029 boe/d, 19% increase from first quarter 2005.
    -  Largest first quarter drilling program to date - drilled 121 wells with a 92% success rate.
    -  Revenue of $148 million, 39% increase from first quarter 2005.
    -  Cash flow of $74 million, 41% increase from first quarter 2005.
    -  U.S.$150 million add-on Senior Note offering completed.
    -  Acquired partner's interest in Callum

    <<
    FINANCIAL SUMMARY

    -------------------------------------------------------------------------
    Three Months Ended March 31
     ($000s, except per share amounts)          2006       2005      Change
    -------------------------------------------------------------------------
    Gross revenue                            $ 147,644  $ 106,589        39%
    Cash flow from operations(1)             $  73,596  $  52,277        41%
    Per share - basic(1)                     $    0.58  $    0.43        35%
              - diluted(1)                   $    0.55  $    0.41        34%
    Operating earnings(1)                    $  22,403  $  15,354        46%
    Net earnings                             $  38,002  $  10,059       278%
    Per share - basic                        $    0.30  $    0.08       275%
              - diluted                      $    0.28  $    0.08       250%
    Capital expenditures                     $ 193,429  $  96,379       101%
    -------------------------------------------------------------------------
    (1) See cautionary statements following Management's Discussion and
        Analysis.

    OPERATING SUMMARY
    -------------------------------------------------------------------------
    Three Months Ended March 31                 2006       2005      Change
    -------------------------------------------------------------------------
    Average production
      Natural gas (mmcf/d)                         142        130         9%
      Liquids (bbls/d)                          10,418      7,090        47%
    -------------------------------------------------------------------------
      Total (boe/d)                             34,029     28,714        19%

    Realized prices
      Natural gas ($/mcf)                    $    7.64  $    6.60        16%
      Liquids ($/bbl)                            53.62      46.23        16%
    -------------------------------------------------------------------------
      Total ($/boe)                          $   48.21  $   41.25        17%

    Field netback ($/boe)                    $   29.15  $   24.31        20%
    -------------------------------------------------------------------------

    OPERATIONS REVIEW

    Our first quarter 2006 drilling program was the most active first quarter in our history. We drilled 121 wells with a 92% success rate during the three months ended March 31, 2006, more than double the number of wells drilled in the first quarter of 2005. We are on schedule to complete our planned 2006 capital program of 480 wells. Except as noted, well numbers refer to gross wells.

    Drilling Summary

    Of the 121 wells drilled during the quarter, 95 were classified as development wells and 26 as exploratory wells. The following table summarizes drilling results to March 31, 2006.

    -------------------------------------------------------------------------
                            Gas      Oil      D&A    Total      Net  Success
    -------------------------------------------------------------------------
    Southern Alberta         52        1        1       54       50      98%
    Central Alberta          28        2        4       34       23      88%
    Peace River Arch          7       18        4       29       22      86%
    -------------------------------------------------------------------------
                             87       21        9      117       95      92%
    Standing, cased wells                                4        4
    -------------------------------------------------------------------------
    Total                                              121       99
    -------------------------------------------------------------------------

    Southern Alberta

    Southern Alberta remains the primary focus of our activities. The Company holds 804,007 (699,751 net) acres of land in the South, which are prospective for multiple zones including Basal Quartz at Hooker, thrusted Belly River at
Callum, Wabamun/Crossfield, the Plains Belly River, and Edmonton/CBM.
    During the first quarter of 2006, we drilled 56 (52 net) wells with a 98%
success rate in Southern Alberta. We plan to drill 277 wells in the area in
2006.

    Plains Belly River and Edmonton Horseshoe Canyon Coalbed Methane

    We drilled 44 Belly River wells in the Centron, Gladys, and Brant areas during the first quarter, with all wells encountering multiple pay sections and uphole Edmonton Horseshoe Canyon Coals. Locations were selected using the
Company's seismic and geological models, which have been critical to identifying the best producible zones.
    By the third quarter of 2006, we anticipate completing three 3D seismic programs to assist in the identification of over 300 downspace locations in the Belly River play. Compton currently has approval to drill two wells per section on seven townships of land. The Alberta Energy and Utilities Board announced a phased modification to spacing for the Belly River in Southern
Alberta that is intended to see the standard spacing increase from one well per section to four wells per section. This initiative will allow us to ramp up our Belly River/Edmonton drilling program in 2007 and accelerate production growth from the Belly River/Edmonton zones.
    Three Edmonton Horseshoe Canyon CBM wells were on production at Ghost
Pine throughout the first quarter of 2006, with each well producing an average of 120 mcf/d. Three additional Edmonton Horseshoe Canyon CBM wells were drilled at Ghost Pine during the quarter and 30 locations have been surveyed.
These wells are scheduled to be on stream early in the fourth quarter of 2006 with the completion of the necessary facilities, including compression and a metering station.
    During the second quarter of 2006, we began re-completing a number of previously drilled Belly River wells in the Edmonton Horseshoe Canyon formation. Of the more than 450 Belly River wells drilled to date by the
Company, we expect to re-complete at least 70 wells in the Edmonton formation during the year.

    Callum Thrusted Belly River

    During the first quarter of 2006, operations continued on several fronts on our thrusted Belly River Play at Callum.
    Completion and testing operations are ongoing on the 6-7 well drilled in the fourth quarter of 2005. Several sands remain to be tested, however, it is evident that the sands sequence and natural fracturing encountered in the 8-13 well are not present at 6-7. The 8-13 well which came on production in late
December of 2005 at 8 mmcf/d from one sand continues to exceed our expectations and has stabilized above 1.1 mmcf/d.
    In March of 2006, an exploration well was drilled three miles north of all previous drill wells and completion and testing operations are currently ongoing.
    During the quarter, two existing wells were recompleted in the Edmonton sands which is present throughout the Company's acreage at Callum. At 8-26, production increased fivefold to 1.6 mmcf/d. Production from the second well increased only marginally. Recompletions are planned for two additional wells during the second quarter.
    We have been granted approval to license a well at 9-31, two miles south of existing production. Drilling of the well cannot commence until July due to environmental restrictions. We have also successfully negotiated surface access for five additional pads on our Callum acreage to the south.
Environmental assessments for the pads are currently being completed and well license applications will be requested during the second and third quarters.
    As previously announced, we acquired our partner's working interest in the Callum play during the quarter and now have 100% ownership of the play including the lands, wells, the gas plant and related infrastructure.
    We have planned to drill a total of ten wells at Callum during 2006.
Although results to date have varied significantly and been mixed, as typical with an exploratory play, we remain very confident in pursuing this challenging and technically complex play based upon the knowledge gained from our activities.

    Hooker Basal Quartz

    In the first three months of 2006, seven wells were drilled targeting the lower Cretaceous Basal Quartz resource play at Hooker. As a result of our 2005 drilling program, it is evident that the edges of the Hooker pool have yet to be defined. Currently, we have identified 24 further locations to continue our successful drilling program at Hooker.

    Central Alberta

    Central Alberta provides Compton with excellent exploration and development drilling opportunities using analogous techniques gained through our experience with unconventional gas development in Southern Alberta.
Compton has an average 55% working interest in 541,643 (297,475 net) acres of land. In the first quarter of 2006, we drilled 35 (24 net) wells with an 88%
success rate, and we plan to drill a total of 90 wells in the area in 2006.
    We drilled 12 wells at Niton during the first three months of 2006. All wells encountered multiple sands and results met or exceeded our expectations.
We also completed a successful 13 well shallow gas winter drilling program at
Thornbury.

    Peace River Arch

    The Peace River Arch area, located north of Grande Prairie, contains multi-zone exploration and development opportunities. This area includes both light oil production at Cecil/Worsley and natural gas exploration at Howard and Pouce Coupe. The Company averages a 61% working interest in 199,040
(121,634 net) acres of land in the area. We drilled 30 (22 net) wells in the
Arch with an 86% success rate during the first quarter of 2006 and plan to drill a total of 106 wells in the area during the year.

    Worsley

    19 Charlie Lake oil wells were drilled at Worsley during the quarter. Two of the wells were drilled on lands two miles north of the main Worsley pool and encountered a separate Charlie Lake gas pool.
    Building on the knowledge gained from our successful 2005 Charlie Lake horizontal drilling program at Cecil, we drilled a horizontal well at the south end of the Worsley pool in the first quarter 2006. The well is currently producing 150-180 bbls/d and we now plan to drill up to 27 horizontal oil wells in the Worsley area during 2006.
    We also acquired an additional eight sections of land at Worsley, and recent drilling activity has proved up multiple drilling locations on the newly acquired acreage.
    The Worsley gas plant has been successfully expanded with the installation of a 15 mmcf/d amine unit, which became operational on March 24,
2006. The plant is now capable of processing 12 mmcf/d, with current throughput estimated at 10 mmcf/d.

    MANAGEMENT'S DISCUSSION AND ANALYSIS
    -------------------------------------------------------------------------

    Management's Discussion and Analysis ("MD&A") is intended to provide both an historical and prospective view of our activities. The MD&A was prepared as at May 9, 2006 and should be read in conjunction with the interim unaudited consolidated financial statements for the three months ended March 31, 2006 and the audited consolidated financial statements for the year ended
December 31, 2005, available in printed form on request and posted on the
Company's website.
    Additional advisories with respect to forward looking statements, the use of non-GAAP Financial Measures, and the use of BOE volumetric measures are set out at the end of this MD&A.

    EXECUTIVE SUMMARY

    -  Quarterly production averaged 34,029 boe/d, a 19% increase from
       Q1 - 2005.
    -  Cash flow from operations was $74 million a 41% increase over
       Q1 - 2005.
    -  Operating earnings rose 46% from the first quarter of 2005 to
       $22 million.
    -  Net earnings were $38 million, an increase of 278% from the first quarter of 2005.
    -  U.S.$150 million add-on Senior Note offering completed.

    RESULTS OF OPERATIONS

    Cash Flow from Operations and Net Earnings
    -------------------------------------------------------------------------
    Three Months Ended March 31
     ($000s, except per share amounts)          2006       2005      Change
    -------------------------------------------------------------------------
    Cash flow from operations(1)             $  73,596  $  52,277        41%
    Per share - basic                        $    0.58  $    0.43        35%
              - diluted                      $    0.55  $    0.41        34%
    Net earnings                             $  38,002  $  10,059       278%
    Per share - basic                        $    0.30  $    0.08       275%
              - diluted                      $    0.28  $    0.08       250%
    -------------------------------------------------------------------------
    (1) Cash flow from operations represents net income before depletion and depreciation, future income taxes, and other non-cash expenses.

    Cash flow from operations for the first quarter of 2006 increased from the comparative period in 2005 due to a combination of increased production volumes and stronger realized commodity prices. Cash flow decreased 18% from the fourth quarter of 2005 primarily as a result of significantly lower realized prices which more than offset quarter over quarter production gains.
    Net earnings for the first quarter increased 278% over the first quarter of 2005 primarily as a result of increased production volumes and higher realized commodity prices. Additionally, risk management activities during the first quarter of 2006 resulted in an after tax gain of $10.8 million as compared to an after tax loss of $5.6 million in 2005.

    OPERATING EARNINGS

    Operating earnings is a non-GAAP measure that adjusts net earnings by non-operating items that we believe reduces the comparability of our underlying financial performance between periods. The following reconciliation of operating earnings has been prepared to provide investors with information that is more comparable between periods.

    Summary of Operating Earnings
    -------------------------------------------------------------------------
    Three Months Ended March 31
     ($000s, except per share amounts)                     2006       2005
    -------------------------------------------------------------------------
    Net earnings, as reported                           $  38,002  $  10,059
    Non-operational items, after tax
      Unrealized foreign exchange loss                        296        804
      Unrealized risk management (gain) loss              (10,854)     5,645
      Stock-based compensation                              1,532        754
      Effect of tax rate changes on future income
       tax liabilities                                     (6,573)    (1,908)
    -------------------------------------------------------------------------
    Operating earnings                                  $  22,403  $  15,354
    Per share - basic                                   $    0.18  $    0.13
              - diluted                                 $    0.17  $    0.12
    -------------------------------------------------------------------------

    REVENUE

    -------------------------------------------------------------------------
    Three Months Ended March 31                 2006       2005      Change
    -------------------------------------------------------------------------
    Average production
      Natural gas (mmcf/d)                         142        130         9%
      Liquids (light oil & ngls) (bbls/d)       10,418      7,090        47%
    -------------------------------------------------------------------------
      Total (boe/d)                             34,029     28,714        19%

    Benchmark prices
      NYMEX (U.S.$/mmbtu)                    $    9.08  $    6.32        44%
      AECO ($/GJ)
        Monthly index                        $    8.79  $    6.34        39%
        Daily index                          $    7.16  $    6.51        10%
      WTI (U.S.$/bbl)                        $   63.48  $   50.03        27%
      Edmonton Par ($/bbl)                   $   68.96  $   61.45        12%

    Realized prices
      Natural gas ($/mcf)                    $    7.64  $    6.60        16%
      Liquids ($/bbl)                            53.62      46.23        16%
    -------------------------------------------------------------------------
      Total ($/boe)                          $   48.21  $   41.25        17%

    Revenue ($000s)
      Natural gas                            $  97,364  $  77,091        26%
      Crude oil and ngls                        50,280     29,498        70%
    -------------------------------------------------------------------------
      Total                                  $ 147,644  $ 106,589        39%
    -------------------------------------------------------------------------

    Production for the three months ended March 31, 2006 increased 19% from the first quarter of 2005 due to Compton's ongoing exploration and development program. Production rose by 10% compared to the fourth quarter of 2005 as the current period received the full benefit from a number of new wells placed on stream late in the prior quarter.
    Total revenue for the first quarter of 2006 increased from the comparative period in 2005 due to a combination of additional production volumes and higher realized prices. Revenue decreased 20% from the fourth quarter of 2005 despite a 10% increase in production, as our average realized commodity prices declined by 25% from the prior quarter.
    Approximately 10% of Compton's natural gas production remains committed to aggregator contracts, which received a price during the current quarter that was, on average, $1.13/mcf less than prices received on non-aggregator volumes.

    ROYALTIES

    -------------------------------------------------------------------------
    Three Months Ended March 31                            2006       2005
    -------------------------------------------------------------------------
    Royalties ($000s)                                   $  34,566  $  25,804
    Percentage of revenues                                  23.4%      24.2%
    -------------------------------------------------------------------------

    The Alberta royalty structure is based upon commodity prices and well productivity, with higher prices and well productivity attracting higher royalty rates. The increased royalty rate associated with higher prices experienced in the current quarter was offset by additional oil production and a rise in the number of lower productivity gas wells, both of which attracted lower royalty rates.
    The average royalty rate in the first quarter of 2006 was consistent with the rate incurred in the preceding quarter.

    OPERATING EXPENSES

    -------------------------------------------------------------------------
    Three Months Ended March 31                            2006       2005
    -------------------------------------------------------------------------
    Operating expenses ($000s)                          $  20,749  $  15,898
    Operating expenses per boe ($/boe)                  $    6.77  $    6.15
    -------------------------------------------------------------------------

    Operating costs per boe increased from the comparative period due to additional lifting costs associated with a 68% increase in crude oil production in the first quarter of 2006 compared to the first quarter of 2005.
Additionally, there has been an overall rise in costs as a result of accelerated activity throughout the oil and gas industry increasing the demand for and cost of goods and services. Particular increases of note include salaries for additional field staff and contract operators, rising electricity prices, salt water disposal, and emulsion processing.
    Operating costs in the current quarter are consistent with those incurred during the fourth quarter of 2005.

    TRANSPORTATION

    -------------------------------------------------------------------------
    Three Months Ended March 31                            2006       2005
    -------------------------------------------------------------------------
    Transportation costs ($000s)                        $   3,072  $   2,069
    Transportation costs per boe ($/boe)                $    1.00  $    0.80
    -------------------------------------------------------------------------

    Higher transportation costs in first three months of 2006 resulted from a combination of trucking costs associated with increased crude oil production and surcharges associated with rising fuel costs. Transportation costs during the current quarter are marginally lower than those realized during the preceding quarter.

    GENERAL AND ADMINISTRATIVE EXPENSES

    -------------------------------------------------------------------------
    Three Months Ended March 31
     ($000s, except where noted)                           2006       2005
    -------------------------------------------------------------------------
    General and administrative expenses                 $   9,797  $   7,331
    Capitalized general and administrative expenses          (961)    (1,582)
    Operator recoveries                                    (2,448)    (1,523)
    -------------------------------------------------------------------------
    Total general and administrative expenses           $   6,388  $   4,226

    General and administrative per boe ($/boe)          $    2.09  $    1.64
    -------------------------------------------------------------------------

    As budgeted, general and administrative costs were higher in the first quarter of 2006 than in the comparative period in 2005 and fourth quarter of
2005. Employee costs associated with higher personnel levels was a major contributor to the increase, as well as a general increase in salaries necessary to attract and retain qualified personnel in a very competitive industry. Other increases include insurance costs and costs associated with the current regulatory environment.

    INTEREST EXPENSE

    -------------------------------------------------------------------------
    Three Months Ended March 31
     ($000s, except where noted)                           2006       2005
    -------------------------------------------------------------------------
    Interest on bank debt, net                          $   3,136  $   2,245
    Interest on Senior Notes                                6,796      4,893
    -------------------------------------------------------------------------
    Interest charges                                        9,932      7,138
    Finance charges                                           427        540
    -------------------------------------------------------------------------
    Total interest and finance charges                  $  10,359  $   7,678

    Total interest and finance charges per boe ($/boe)  $    3.38  $    2.97
    -------------------------------------------------------------------------

    Interest costs in the first quarter of 2006 increased from the prior period and the fourth quarter of 2005 due to higher debt levels, precipitated by capital expenditures exceeding cash flow throughout 2005. Interest costs have also been affected by rising interest rates.

    DEPLETION AND DEPRECIATION

    -------------------------------------------------------------------------
    Three Months Ended March 31                            2006       2005
    -------------------------------------------------------------------------
    Depletion and depreciation  ($000s)                 $  34,410  $  23,359
    Depletion and depreciation per boe ($/boe)          $   11.24  $    9.04
    -------------------------------------------------------------------------

    Strong commodity prices have accelerated capital programs and competition throughout the oil and gas industry raising the demand and costs for goods and services. This increase in costs is reflected in increased finding, development, and on-stream costs which in turn has resulted in an increase in depletion and depreciation rates on a boe basis in the current quarter in comparison to the prior period and fourth quarter of 2005.

    FUTURE INCOME TAXES

    Income taxes are recorded using the liability method of accounting.
Future income taxes are calculated based on the difference between the accounting and income tax basis of an asset or liability. The classification of future income taxes between current and non-current is based upon the classification of the liabilities and assets to which the future income tax amounts relate. The classification of a future income tax amount as current does not imply a cash settlement of the amount within the following twelve month period.

    CAPITAL EXPENDITURES

    -------------------------------------------------------------------------
    Three Months Ended March 31 ($000s)    2006%        2005%
    -------------------------------------------------------------------------
    Land and seismic                    $  24,959    13%    $  10,449    11%
    Drilling and completions              101,494    52%       60,177    62%
    Production facilities                  39,898    21%       20,450    21%
    Property acquisitions                  27,431    14%        5,253     6%
    -------------------------------------------------------------------------
    Sub-total                             193,782   100%    $  96,329   100%
    MPP                                      (353)                 50
    -------------------------------------------------------------------------
    Total capital expenditures          $ 193,429           $  96,379
    -------------------------------------------------------------------------

    Capital expenditures in 2006 have increased significantly over the comparable period in 2005, reflecting our accelerated 2006 drilling program.
We drilled a total of 121 wells during the three month period ended March 31,
2006, as compared to 60 wells drilled during the first quarter of 2005. Lower drilling and completion costs on a per well basis in the first quarter of 2006 reflect a higher percentage of shallow wells, as compared to the first quarter of 2005.

    RISK MANAGEMENT

    Our financial results are impacted by external market risks associated with fluctuations in commodity prices, interest rates, and the Canadian/U.S.
currency exchange rate. We use various financial instruments for non-trading purposes to manage and partially mitigate our exposure to these risks.
    Financial instruments used to manage risk are subject to periodic settlements throughout the term of the instruments. Such settlements may result in a gain or loss which is recognized as a risk management gain or loss at the time of settlement. The mark-to-market value of an instrument outstanding at the end of a reporting period reflects the value of the instrument based upon market conditions existing as of that date. Any change in value from that determined at the end of the prior period is recognized as an unrealized Risk Management gain or loss.
    Risk management gains and losses recognized in the quarter are summarized in the following table.

    Risk Management Gains and Losses
    -------------------------------------------------------------------------
    Three Months Ended March 31 ($000s)                    2006       2005
    -------------------------------------------------------------------------
    Commodity contracts
      Realized (gain)                                   $  (1,986) $  (1,446)
      Unrealized (gain) loss                              (18,902)     7,996
    Cross currency interest rate swap
      Unrealized loss                                       1,747      1,051
    Foreign currency contracts
      Realized (gain)                                         (23)         -
      Unrealized loss                                         301          -
    -------------------------------------------------------------------------
    Total risk management loss                          $ (18,863) $   7,601
    -------------------------------------------------------------------------

    Realized (gain)                                     $  (2,009) $  (1,446)
    Unrealized (gain) loss                                (16,854)     9,047
    -------------------------------------------------------------------------
    Total risk management (gain) loss                   $ (18,863) $   7,601
    -------------------------------------------------------------------------

    Outstanding Commodity Contracts

    The following table outlines commodity hedge transactions which were in place during the first quarter of 2006 and/or are currently in place.

    -------------------------------------------------------------------------
    Commodity           Term              Amount      Average Price    Index
    -------------------------------------------------------------------------
    Natural gas
      Collar   Nov. 2005 - Mar. 2006   40,000 GJ/d   Cdn$8.56 - $12.79  AECO
      Fixed    Nov. 2005 - Mar. 2006   10,000 GJ/d        Cdn$8.60      AECO
      Collar   Apr. 2006 - Oct. 2006   45,000 GJ/d   Cdn$8.33 - $12.23  AECO

    Crude oil
      Collar   Jan. 2006 - Dec. 2006  3,000 bbls/d  U.S.$55.00 - $75.17  WTI
    -------------------------------------------------------------------------

    LIQUIDITY AND CAPITAL RESOURCES

    -------------------------------------------------------------------------
                                                          As at      As at
                                                         March 31,  Dec. 31,
    ($000s, except where noted)                            2006       2005
    -------------------------------------------------------------------------
    Working capital deficiency(1)                       $  93,314  $  62,431
    Senior secured credit facilities                      269,000    177,900
    Senior term notes                                     358,008    357,640
    -------------------------------------------------------------------------
    Total indebtedness                                  $ 720,322  $ 597,971

    Shareholders' equity
      Capital stock                                     $ 227,490  $ 226,444
      Contributed surplus                                  11,213      9,173
      Retained earnings                                   397,500    360,719
    -------------------------------------------------------------------------
    Total equity                                        $ 636,203  $ 596,336

    Debt to cash flow from operations(1)(2)                  2.09       1.93
    Debt to book capitalization(1)                            50%        47%
    Debt to market capitalization(1)                          25%        20%
    -------------------------------------------------------------------------
    (1) Excludes unrealized risk management items net of related future income taxes.
    (2) Based on trailing 12 month cash flow from operations.

    In March 2006, we issued U.S. $150 million of 7 5/8% Senior Notes due
2013. This issue was an add-on to the U.S. $300 million issue completed in
November 2005. Proceeds from the issue, which closed in early April, were used to repay a portion of our outstanding debt under Compton's existing senior secured credit facilities. The issue gives us the ability to draw on the senior secured credit facilities to assist in funding our planned 2006 capital program.
    Our pro-forma long-term debt as at March 31, 2006, giving effect to the add-on U.S. $150 million note issue, was:

    -------------------------------------------------------------------------
    As at March 31 (Cdn $000s)
    -------------------------------------------------------------------------
    Senior secured credit facilities                               $  98,000
    Senior term notes                                                529,008
    -------------------------------------------------------------------------
    Total long term debt                                           $ 627,008
    -------------------------------------------------------------------------

    We expect internally generated cash flow from operations together with the $191 million currently available through our existing credit facilities and other available financing options, including readily accessible equity markets and potential minor non-core property dispositions, will be sufficient to fund our planned 2006 capital program, while still maintaining fiscal responsibility.

    OUTLOOK

    In 2006, we will continue to focus on the development of our five natural gas resource plays and conventional crude oil properties to maximize reserve recognition and production growth. We drilled 121 (99 net) wells with a 92%
success rate in the three months ended March 31, 2006, more than double the number of wells drilled in the first quarter of 2005, and we are currently on track to complete our planned 480 well drilling program. Our efforts are focused on infill drilling locations with close proximity to existing pipelines to ensure quick tie-ins and production gains.
    We anticipate 2006 cash flow of approximately $375 million to
$400 million based on budgeted realized prices of $65.00/bbl for crude oil and
$8.15/mcf for natural gas and average annual production in the range of 37,000 to 38,000 boe/d. Although commodity prices have declined in the first months of 2006, our existing credit facilities together with cash flow are sufficient to fund our planned $575 million capital program.
    We have not modified our capital program or guidance at this time. As we have previously stated and in keeping with our standard practice, we will conduct a detailed review of our capital program and budget during the month of June giving consideration to first half results, commodity prices, costs, and general industry conditions. Should this review result in any amendment to our outlook and plans for the second half of 2006, we will provide updated guidance at that time.

    QUARTERLY INFORMATION

    The following table sets forth certain quarterly financial information of the Company for the eight most recent quarters.

    -------------------------------------------------------------------------
                        2006             2005                 2004
                         Q1     Q4     Q3     Q2     Q1     Q4     Q3    Q2
    -------------------------------------------------------------------------
    Total revenue
     (millions)      $  148 $  184 $  145 $  122 $  107 $  101 $  102 $   99

    Cash flow from
     operations
     (millions)      $   74 $   90 $   74 $   62 $   52 $   42 $   47 $   48

    Per share
     - basic         $ 0.58 $ 0.71 $ 0.58 $ 0.49 $ 0.43 $ 0.35 $ 0.40 $ 0.41
     - diluted       $ 0.55 $ 0.67 $ 0.56 $ 0.47 $ 0.41 $ 0.33 $ 0.38 $ 0.39
    Net earnings
     (millions)      $   38 $   38 $   11 $   22 $   10 $   16 $   22 $    3
    Per share
     - basic         $ 0.30 $ 0.30 $ 0.09 $ 0.17 $ 0.08 $ 0.14 $ 0.19 $ 0.03
     - diluted       $ 0.28 $ 0.28 $ 0.08 $ 0.17 $ 0.08 $ 0.13 $ 0.18 $ 0.02

    Operating
     earnings
     (millions)      $   22 $   33 $   26 $   19 $   15 $    6 $   11 $   15

    Production
      Natural gas
       (mmcf/d)         142    133    130    130    130    128    123    122
      Liquids
       (bbls/d)      10,418  8,879  7,351  7,249  7,090  6,963  6,712  5,977
    -------------------------------------------------------------------------
      Total (boe/d)  34,029 31,042 29,041 28,877 28,714 28,204 27,268 26,295

    Average price
      Natural gas
       (mmcf/d)      $ 7.64 $11.20 $ 8.46 $ 7.28 $ 6.60 $ 6.29 $ 6.48 $ 6.84
      Liquids
       (bbls/d)       53.62  57.99  64.75  54.20  46.23  42.88  46.60  42.75
    -------------------------------------------------------------------------
      Total ($/boe)  $48.21 $64.58 $54.31 $46.33 $41.25 $39.00 $40.78 $41.43
    -------------------------------------------------------------------------

    In the first quarter of 2006, revenue and cash flow from operations decreased from the fourth quarter of 2005 due to lower realized commodity prices despite increased production volumes. Net earnings for the first quarter of 2006 were also impacted by increased volumes and lower realized prices. However in the first quarter of 2006, an after tax gain of
$10.8 million from risk management activities was recognized as compared to an after tax loss of $5.6 million in the first quarter of 2005.
    During 2005, revenue and cash flow from operations benefited from increased production volumes and higher realized prices throughout the year.
Net income in the second quarter of 2005 rose due to a $6 million unrealized after tax risk management gain. Higher realized commodity prices in the third quarter of 2005 were offset by an unrealized after tax risk management loss of
$22 million, reducing net income from the prior quarter.

    ADVISORIES

    Management's Discussion and Analysis ("MD&A") is intended to provide both an historical and prospective view of the Company's activities. The MD&A was prepared as at May 10, 2006 and should be read in conjunction with the interim unaudited consolidated financial statements for the three months ended
March 31, 2006 and the audited consolidated financial statements and MD&A for the year ended December 31, 2005, available in printed form on request and posted on the Company's website.

    Forward Looking Statements

    Certain information regarding the Company contained herein constitutes forward looking statements under the meaning of applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995.
Forward looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact, including statements regarding (i) cash flow, production, capital expenditures, and planned wells in 2006, and (ii) other risks and uncertainties described from time to time in the reports and filings made by
Compton with securities regulatory authorities. Although Compton believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward looking statements not to be correct, including risks and uncertainties inherent in the Company business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards and mechanical failures, uncertainties in the estimates of reserves and in projections of future rates of production and timing of development expenditures, general economic conditions, the actions or inactions of third party operators and regulatory pronouncements. Compton may, as considered necessary in the circumstances, update or revise forward looking information, whether as a result of new information, future events, or otherwise. The Company's forward looking statements are expressly qualified in their entirety by this cautionary statement.

    Non-GAAP Financial Measures

    Included in the MD&A and elsewhere in this report are references to terms used in the oil and gas industry such as cash flow from operations, cash flow per share and operating earnings. These terms are not defined by GAAP in
Canada and consequently are referred to as non-GAAP measures. Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies.
    Cash flow from operations should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with Canadian GAAP, as an indicator of the Company's performance or liquidity. Cash flow from operations is used by Compton to evaluate operating results and the Company's ability to generate cash to fund capital expenditures and repay debt.
    Operating earnings represents net earnings excluding certain items that are largely non-operational in nature and should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with Canadian GAAP. Operating earnings is used by the Company to facilitate comparability of earnings between periods.

    Use of BOE Equivalents

    The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent ("boe") basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. Compton has used the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip. However, boe does not represent a value equivalency at the plant gate where Compton sells its production volumes and therefore may be a misleading measure if used in isolation.

    Compton is an independent, public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in Western Canada. Compton also controls and manages the operations of the Mazeppa Processing Partnership ("MPP"), which owns significant midstream assets critical to the Company's activities in Southern
Alberta. The accounts of MPP are consolidated in the Company's financial statements.

    -------------------------------------------------------------------------
    Compton Petroleum Corporation
    Consolidated Balance Sheets
    (thousands of dollars)
    -------------------------------------------------------------------------

                                                      March 31,  December 31,
                                                          2006          2005
                                                   ------------  ------------
                                                    (unaudited)
    Assets

    Current
      Cash                                         $     4,768   $     8,954
      Accounts receivable and other                    112,005       132,484
      Unrealized risk management gain
       (Note 11a and b)                                 15,450             -
                                                   ------------  ------------

                                                       132,223       141,438
    Property and equipment                           1,748,471     1,587,371
    Goodwill                                             7,914         7,914
    Deferred financing charges and other                13,011        13,156
    Deferred risk management loss (Note 11c)             5,200         5,610
                                                   ------------  ------------

                                                   $ 1,906,819   $ 1,755,489
                                                   ------------  ------------
                                                   ------------  ------------

    Liabilities

    Current
      Accounts payable                             $   210,087   $   203,869
      Unrealized risk management loss (Note 11a)             -         3,150
      Future income taxes                                5,045             -
                                                   ------------  ------------

                                                       215,132       207,019
    Bank debt (Note 2)                                 269,000       177,900
    Senior term notes (Note 3)                         358,008       357,640
    Asset retirement obligations (Note 5)               23,418        20,770
    Unrealized risk management loss (Note 11d)          16,145        14,809
    Future income taxes                                320,792       312,117
    Non-controlling interest (Note 6)                   68,121        68,898
                                                   ------------  ------------

                                                     1,270,616     1,159,153
                                                   ------------  ------------

    Shareholders' equity

    Capital stock (Note 7)                             227,490       226,444
    Contributed surplus (Note 8a)                       11,213         9,173
    Retained earnings                                  397,500       360,719
                                                   ------------  ------------

                                                       636,203       596,336
                                                   ------------  ------------

                                                   $ 1,906,819   $ 1,755,489
                                                   ------------  ------------
                                                   ------------  ------------

    See accompanying notes to the consolidated financial statements.

    -------------------------------------------------------------------------
    Compton Petroleum Corporation
    Consolidated Statements of Earnings
    (unaudited) (thousands of dollars, except per share amounts)
    -------------------------------------------------------------------------

    Three months ended March 31,                          2006          2005
    -----------------------------------------------------------  ------------

    Revenue
      Oil and natural gas revenues                 $   147,644   $   106,589
      Royalties                                        (34,566)      (25,804)
                                                   ------------  ------------

                                                       113,078        80,785
                                                   ------------  ------------
    Expenses
      Operating                                         20,749        15,898
      Transportation                                     3,072         2,069
      General and administrative                         6,388         4,226
      Interest and finance charges (Note 4)             10,359         7,678
      Depletion and depreciation                        34,410        23,359
      Foreign exchange loss (Note 12)                      365           986
      Accretion of asset retirement obligations            568           422
      Stock-based compensation                           2,379         1,208
      Risk management loss (gain) (Note 11e)           (18,863)        7,601
                                                   ------------  ------------

                                                        59,427        63,447
                                                   ------------  ------------

    Earnings before taxes and non-controlling
     interest                                           53,651        17,338
                                                   ------------  ------------
    Income taxes (Note 10)
      Current                                              414           430
      Future                                            13,720         5,514
                                                   ------------  ------------

                                                        14,134         5,944
                                                   ------------  ------------

    Earnings before non-controlling interest            39,517        11,394
    Non-controlling interest                             1,515         1,335
                                                   ------------  ------------

    Net earnings                                   $    38,002   $    10,059
                                                   ------------  ------------
                                                   ------------  ------------

    Net earnings per share (Note 9)
      Basic                                        $      0.30   $      0.08
                                                   ------------  ------------
                                                   ------------  ------------

      Diluted                                      $      0.28   $      0.08
                                                   ------------  ------------
                                                   ------------  ------------

    -------------------------------------------------------------------------
    Compton Petroleum Corporation
    Consolidated Statements of Retained Earnings
    (unaudited) (thousands of dollars)
    -------------------------------------------------------------------------

    Three months ended March 31,                          2006          2005
    -----------------------------------------------------------  ------------

    Retained earnings, beginning of year           $   360,719   $   284,712
    Net earnings                                        38,002        10,059
    Premium on redemption of shares (Note 7)            (1,221)       (1,951)
                                                   ------------  ------------

    Retained earnings, end of period               $   397,500   $   292,820
                                                   ------------  ------------
                                                   ------------  ------------

    See accompanying notes to the consolidated financial statements.

    -------------------------------------------------------------------------
    Compton Petroleum Corporation
    Consolidated Statements of Cash Flow
     (unaudited) (thousands of dollars)
    -------------------------------------------------------------------------

    Three months ended March 31,                          2006          2005
    -----------------------------------------------------------  ------------

    Operating activities
    Net earnings                                   $    38,002   $    10,059
      Amortization of deferred charges and other           424           469
      Depletion and depreciation                        34,410        23,359
      Accretion of asset retirement obligations            568           422
      Unrealized foreign exchange loss                     368           990
      Future income taxes                               13,720         5,514
      Unrealized risk management loss (gain)           (16,854)        9,047
      Stock-based compensation                           2,379         1,208
      Asset retirement expenditures                       (936)         (126)
      Non-controlling interest                           1,515         1,335
                                                   ------------  ------------
                                                        73,596        52,277
    Change in non-cash working capital                  23,391        (6,909)
                                                   ------------  ------------

                                                        96,987        45,368
                                                   ------------  ------------

    Financing activities
      Issuance (repayment) of bank debt                 91,100       (43,000)
      Proceeds from share issuances (net)                  860        88,191
      Distributions to partner                          (2,292)       (2,293)
      Redemption of common shares                       (1,374)       (2,168)
      Issue costs on senior notes                         (281)            -
      Change in non-cash working capital                (1,449)        5,437
                                                   ------------  ------------

                                                        86,564        46,167
                                                   ------------  ------------

    Investing activities
      Property and equipment additions                (165,662)      (91,000)
      Property acquisitions                            (27,531)       (5,253)
      Property dispositions                                700             -
      Change in non-cash working capital                 4,756        14,416
                                                   ------------  ------------

                                                      (187,737)      (81,837)
                                                   ------------  ------------

    Change in cash                                      (4,186)        9,698

    Cash, beginning of year                              8,954        10,068
                                                   ------------  ------------

    Cash, end of period                            $     4,768   $    19,766
                                                   ------------  ------------
                                                   ------------  ------------

    See accompanying notes to the consolidated financial statements.

    -------------------------------------------------------------------------
    Compton Petroleum Corporation
    Notes to the Consolidated Financial Statements
    (unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated)
    March 31, 2006
    -------------------------------------------------------------------------

    1.  Basis of presentation

        Compton Petroleum Corporation (the "Company") is in the business of exploration for and production of petroleum and natural gas reserves in the Western Canadian Sedimentary Basin.

        The consolidated financial statements include the accounts of the
        Company and its wholly owned subsidiaries. The consolidated financial statements also include the accounts of Mazeppa Processing
        Partnership in accordance with Accounting Guideline 15 ("AcG-15"),
        Consolidation of Variable Interest Entities, as outlined in Note 6.

        The consolidated interim financial statements of the Company have been prepared by Management in accordance with accounting principles generally accepted in Canada. Certain information and disclosure normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. The consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2005. The consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended
        December 31, 2005.

        All amounts are presented in Canadian dollars unless otherwise stated.

    2.  Credit facilities

                                                      March 31,  December 31,
                                                          2006          2005
                                                   ------------  ------------

        Authorized                                 $   289,000   $   289,000
                                                   ------------  ------------
                                                   ------------  ------------

        Prime rate                                 $   114,000   $    22,900
        Bankers' acceptance                            155,000       155,000
                                                   ------------  ------------

        Utilized                                   $   269,000   $   177,900
                                                   ------------  ------------
                                                   ------------  ------------

        As at March 31, 2006, the Company had arranged authorized senior credit facilities with a syndicate of Canadian banks in the amount of
        $289 million. Advances under the facilities can be drawn and currently bear interest as follows:

           Prime rate plus 0.15%
           Bankers' Acceptance rate plus 1.15%
           LIBOR rate plus 1.15%

        Margins are determined based on the ratio of total consolidated debt to consolidated cash flow. These facilities reach term on July 5,
        2006, and will mature 366 days later on July 6, 2007. These facilities are currently under review by the Company's banking syndicate and are expected to be renewed under similar terms and conditions.

        The senior credit facilities are secured by a first fixed and floating charge debenture in the amount of $600 million covering all the Company's assets and undertakings.

    3.  Senior term notes

                                                      March 31,  December 31,
                                                          2006          2005
                                                   ------------  ------------

        Senior term notes
          U.S.$300 million, 7.625% due
           December 1, 2013                        $   350,130   $   349,770
          U.S.$6.75 million, 9.90% due
           May 15, 2009                                  7,878         7,870
                                                   ------------  ------------

                                                   $   358,008   $   357,640
                                                   ------------  ------------
                                                   ------------  ------------

        On April 4, 2006, the Company issued an additional U.S.$150 million
        7.625% senior term notes due 2013 under the same terms and conditions as the 7.625% notes outstanding at March 31, 2006. The proceeds from the issue of the notes was used to repay a portion of the debt outstanding under the Company's senior credit facilities. The Company also intends to use a portion of the proceeds to redeem the balance of the U.S.$6.75 million 9.90% senior notes on May 16, 2006, being the first call date, at 104.95%.

        The 7.625% notes are not redeemable prior to December 1, 2009, except in limited circumstances. After that time, they can be redeemed in whole or part, at the rates indicated below:

           December 1, 2009                          103.813%
           December 1, 2010                          101.906%
           December 1, 2011 and thereafter           100.000%

        The senior notes are subordinate to the Company's senior credit facilities.

    4.  Interest and finance charges

        Amounts charged to expense during the period ended are as follows:

        Three months ended March 31,                      2006          2005
        -------------------------------------------------------  ------------

        Interest on bank debt, net                 $     3,136   $     2,245
        Interest on senior term notes                    6,796         4,893
        Finance charges                                    427           540
                                                   ------------  ------------

                                                   $    10,359   $     7,678
                                                   ------------  ------------
                                                   ------------  ------------

        Finance charges include the amortization of deferred charges and current year expenses.

    5.  Asset retirement obligations

        The following table presents a reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of oil and gas assets:

                                                      March 31,  December 31,
                                                          2006          2005
                                                   ------------  ------------

        Asset retirement obligations, beginning
         of year                                   $    20,770   $    18,006
          Liabilities incurred                           2,145         5,218
          Liabilities settled and disposed                 (65)       (1,275)
          Accretion expense                                568         1,975
          Revision of estimates                              -        (3,154)
                                                   ------------  ------------

        Asset retirement obligations, end of
         period                                    $    23,418   $    20,770
                                                   ------------  ------------
                                                   ------------  ------------

    6.  Non-controlling interest

        Mazeppa Processing Partnership ("MPP" or "the Partnership") is a
        limited partnership organized under the laws of the province of
        Alberta and owns certain midstream facilities, including gas plants and pipelines in Southern Alberta. The Company processes a significant portion of its production from the area through these facilities pursuant to a processing agreement with MPP. The Company does not have an ownership position in MPP, however, the Company, through a management agreement, manages the activities of MPP and is considered to be the primary beneficiary of MPP's operations.
        Pursuant to AcG-15, these consolidated financial statements include the assets, liabilities and operations of the Partnership. Equity in the Partnership, attributable to the partners of MPP, is recorded on consolidation as a non-controlling interest and is comprised of the following:

                                                      March 31,  December 31,
                                                          2006          2005
                                                   ------------  ------------

        Non-controlling interest,
         beginning of year                         $    68,898   $    71,537
          Earnings attributable to
           non-controlling interest                      1,515         6,533
          Distributions to limited partner              (2,292)       (9,172)
                                                   ------------  ------------

        Non-controlling interest, end of period    $    68,121   $    68,898
                                                   ------------  ------------
                                                   ------------  ------------

        MPP has guaranteed payment of certain obligations of its limited partner under a credit agreement between the limited partner and a syndicate of lenders. The maximum liability of the Partnership under the guarantee is limited to amounts due and payable to MPP by the
        Company pursuant to the processing agreement. The processing agreement has a five year term ending April 1, 2009, at which time
        Compton may renew the agreement, purchase the Partnership units or allow the sale of the Partnership units to a third party. The maximum liability at March 31, 2006 is $28.3 million. The Company has determined that its exposure to loss under these arrangements is minimal, if any.

    7.  Capital stock

        Issued and outstanding

                                   March 31, 2006         December 31, 2005
                               ----------------------  ----------------------
                                 Number                  Number
                               of shares     Amount    of shares     Amount
                               ----------  ----------  ----------  ----------
                                 (000s)                  (000s)

        Common shares
         outstanding,
         beginning of year       127,263   $ 226,444     117,354   $ 135,526
        Shares issued for
         cash, net                     -           -       7,500      87,294
        Shares issued under
         stock option plan           137       1,199       2,926       4,424
        Shares repurchased           (86)       (153)       (517)       (800)
                               ----------  ----------  ----------  ----------

        Common shares
         outstanding, end
         of period               127,314   $ 227,490     127,263   $ 226,444
                               ----------  ----------  ----------  ----------
                               ----------  ----------  ----------  ----------

        The Company maintains a Normal Course Issuer Bid program on an annual basis. Under the current bid, the Company may purchase for cancellation up to 6,000,000 of its common shares, representing approximately 5.0% of the issued and outstanding common shares at the time the bid received regulatory approval.

        During the three months ended March 31, 2006, the Company purchased for cancellation 86,000 common shares at an average price of $15.97 per share (December 31, 2005 - 516,600 shares at an average price of
        $11.84 per share) pursuant to the normal course issuer bid. The excess of the purchase price over book value has been charged to retained earnings.

    8.  Stock-based compensation plans

     a) Stock option plan

        The Company has implemented a stock option plan for Directors,
        Officers and employees. The exercise price of each option
        approximates the market price for the common shares on the date the option was granted. Options granted under the plan before June 1,
        2003 are generally fully exercisable after four years and expire ten years after the grant date. Options granted under the plan after
        June 1, 2003 are generally fully exercisable after four years and expire five years after the grant date.

        The following tables summarize the information relating to stock options:

                                   March 31, 2006        December 31, 2005
                               ----------------------  ----------------------
                                            Weighted                Weighted
                                            average                 average
                                 Stock      exercise     Stock      exercise
                                Options      price      options      price
                               ----------  ----------  ----------  ----------
                                 (000s)                  (000s)

        Outstanding, beginning
         of year                  11,446   $    6.13      11,655   $    3.51
          Granted                  1,589   $   14.61       2,930   $   11.89
          Exercised                 (137)  $    6.27      (2,926)  $    1.32
          Cancelled                 (141)  $   10.24        (213)  $    8.30
                               ----------  ----------  ----------  ----------

        Outstanding, end of
         period                   12,757   $    7.14      11,446   $    6.13
                               ----------  ----------  ----------  ----------
                               ----------  ----------  ----------  ----------

        Exercisable, end of
         period                    6,780   $    3.90       6,219   $    3.38
                               ----------  ----------  ----------  ----------
                               ----------  ----------  ----------  ----------

        The range of exercise prices of stock options outstanding and exercisable at March 31, 2006 is as follows:

                               Outstanding Options       Exercisable Options
                          -----------------------------  --------------------
                                     Weighted
                                     average
                                    remaining
                                     contrac-  Weighted              Weighted
        Range of           Number of   tual    average    Number of  average
         exercise           options    life    exercise    options   exercise
         prices           outstanding (years)    price   outstanding   price
        ----------------------------- ------  ---------  -----------  -------
                            (000s)                         (000s)

        $0.80 - $2.99        2,644      2.5      $1.55      2,644      $1.55
        $3.00 - $3.99        1,482      5.1      $3.47      1,330      $3.43
        $4.00 - $4.99        1,571      5.9      $4.30      1,287      $4.26
        $5.00 - $6.99        1,155      2.7      $5.87        590      $5.88
        $7.00 - $9.99        1,405      3.1      $7.59        525      $7.55
        $10.00 - $12.99      2,585      4.0     $11.60        387     $11.90
        $13.00 - $18.39      1,915      4.8     $14.45         17     $13.42
                           --------  -------  ---------  ---------  ---------

                            12,757      4.0      $7.14      6,780      $3.90
                           --------  -------  ---------  ---------  ---------
                           --------  -------  ---------  ---------  ---------

        The Company has recorded stock-based compensation expense in the consolidated statement of earnings for stock options granted to
        Directors, Officers and employees after January 1, 2003 using the fair value method.

        The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

        Three months ended March 31,                      2006          2005
        -------------------------------------------------------  ------------

        Weighted average fair value of options
         granted                                         $7.55         $5.53
        Risk-free interest rate                           4.0%          3.7%
        Expected life (years)                              5.0           5.0
        Expected volatility                              44.0%         44.5%

        The following table presents the reconciliation of contributed surplus with respect to stock-based compensation:

                                                      March 31,  December 31,
                                                          2006          2005
                                                   ------------  ------------

        Contributed surplus, beginning of year     $     9,173   $     3,840
        Stock-based compensation expense                 2,379         5,903
        Stock options exercised                           (339)         (570)
                                                   ------------  ------------

        Contributed surplus, end of period         $    11,213   $     9,173
                                                   ------------  ------------
                                                   ------------  ------------

     b) Share appreciation rights plan

        CICA Handbook section 3870 requires recognition of compensation costs with respect to changes in the intrinsic value for the variable component of fixed share appreciation rights ("SARs"). During the periods ended March 31, 2006 and 2005, there were no significant compensation costs related to the outstanding variable component of these SARs. The liability related to the variable component of these
        SARs amounts to $1.4 million, which is included in accounts payable as at March 31, 2006 (December 31, 2005 - $1.4 million). All outstanding options having a variable component expire at various times through 2011.

    9.  Per share amounts

        The following table summarizes the common shares used in calculating net earnings per common share:

        Three months ended March 31,                      2006          2005
        -------------------------------------------------------  ------------
                                                        (000s)        (000s)

        Weighted average common shares outstanding
         - basic                                       127,300       121,225
        Effect of stock options                          7,268         6,153
                                                   ------------  ------------

        Weighted average common shares outstanding
         - diluted                                     134,568       127,378
                                                   ------------  ------------
                                                   ------------  ------------

    10. Income taxes

        The following table reconciles income taxes calculated at the
        Canadian statutory rates with actual income taxes:

        Three months ended March 31,                      2006          2005
        -------------------------------------------------------  ------------

        Earnings before taxes and non-controlling
         interest                                  $    53,651   $    17,338
                                                   ------------  ------------

        Canadian statutory rates                         35.6%         37.6%
        Expected income taxes                      $    19,100   $     6,519
        Effect on taxes resulting from:
          Non-deductible crown charges                     673         3,053
          Resource allowance                              (289)       (2,361)
          Non-deductible stock-based compensation          848           454
          Federal capital tax                              401           430
          Effect of tax rate changes                    (6,573)       (1,908)
          Non-taxable portion of foreign
           exchange loss                                    66           186
          Other                                            (92)         (429)
                                                   ------------  ------------

        Provision for income taxes                 $    14,134   $     5,944
                                                   ------------  ------------

          Current
            Income taxes                           $        13   $         -
            Federal capital tax                            401           430
          Future                                        13,720         5,514
                                                   ------------  ------------

                                                   $    14,134   $     5,944
                                                   ------------  ------------
                                                   ------------  ------------

        Effective tax rate                               26.3%         34.3%
                                                   ------------  ------------
                                                   ------------  ------------

        A significant portion of the Company's taxable income is generated by a partnership. Income taxes are incurred on the partnership's taxable income in the year following its inclusion in the Company's consolidated net earnings. Current income tax will vary and is dependent upon the amount of capital expenditures incurred and the method of deployment.

    11. Financial instruments

        Derivative financial instruments and risk management activities

        The Company is exposed to risks from fluctuations in commodity prices, interest rates and Canada/US currency exchange rates. The
        Company utilizes various derivative financial instruments for non-
        trading purposes to manage and mitigate its exposure to these risks.
        Effective January 1, 2004, the Company elected to account for all derivative financial instruments using the mark-to-market method.

        Risk management activities during the period, utilizing derivative instruments, relate to commodity price hedges, foreign currency swaps and cross currency interest rate swap arrangements and are summarized below:

     a) Commodity price hedges

        The Company enters into hedge transactions relating to crude oil and natural gas prices to mitigate volatility in commodity prices. The contracts entered into are forward transactions providing the Company with a range of prices on the commodities sold. Outstanding hedge contracts and the associated unrealized, mark-to-market, gains or losses, at March 31, 2006 are:

                                     Daily                         Mark-to-
                                    Notional                        Market
         Commodity       Term        Volume      Prices Received  Gain (Loss)
         ---------       ----       --------     ---------------  -----------

         Natural gas    Apr. 06 -   42,857 mcf   $8.73/mcf         $  17,312
          Collar        Oct. 06                  - $12.87/mcf
         Crude oil      Jan. 06 -   3,000 bbls   US$55.00/bbl         (1,561)
          Collar        Dec. 06                  - US$75.17/bbl
                                                                  -----------

         Unrealized risk management gain                           $  15,751
                                                                  -----------
                                                                  -----------

        At December 31, 2005, the unrealized hedge loss on outstanding commodity contracts was $3.2 million.

     b) Foreign currency risk management

        The Company is exposed to fluctuations in the exchange rate between the Canadian dollar and U.S. dollar and when appropriate, enters into agreements to fix the exchange rate in order to manage the risk.

        At period end the Company had the following contract in place:

                                                                    Mark-to-
                                                       Average       Market
                                                       Exchange       Gain
        Foreign Currency    Term     Notional Amount     Rate        (Loss)
        ----------------    ----     ---------------   --------     ---------

        Currency forward   Jan. 06   U.S.$165,000/day   1.1570     $   (301)
                          - Dec. 06
                                                                  -----------

        Unrealized risk management loss                            $   (301)
                                                                  -----------
                                                                  -----------

     c) Deferred risk management loss

        As at January 1, 2004, the Company recorded a liability and a deferred risk management loss of $10.9 million relating to then outstanding commodity hedges and the interest rate swap. The deferred loss is being amortized to earnings over the life of the contracts outstanding at the time of initial measurement. The remaining balance of $5.2 million at March 31, 2006 (December 31, 2005 - $5.6 million)
        relates to the interest rate swap and will be charged to earnings in annual amounts of $1.6 million until eliminated in 2009.

     d) Cross currency interest rate swap

        Concurrent with the closing of the 9.90% senior notes offering in
        2002, the Company entered into interest rate swap arrangements, expiring May 2009 that convert fixed rate U.S. dollar denominated interest obligations into floating rate Canadian dollar denominated interest obligations. On purchase of the majority of the 9.90% senior notes in November 2005, the Company elected not to collapse the swap and incur the associated costs. At March 31, 2006, the Company valued the liability relating to future unrealized losses on the swap arrangements to be $16.1 million (December 31, 2005 - $14.8 million)
        on a mark-to-market basis.

     e) Risk management (gain) loss

        The following table summarizes (gains) and losses recognized during the year relating to the foregoing:

                                             March 31,
                       -----------------------------------------------------
                       Commodity  Foreign    Interest     2006       2005
                       Contracts  Currency   Rate Swap    Total      Total
                       ---------- ---------- ---------- ---------- ----------
        Unrealized
          Amortization
          of deferred
          loss         $       -  $       -  $     411  $     411  $     411
        Change in fair
         value           (18,902)       301      1,336    (17,265)     8,636
                       ---------- ---------- ---------- ---------- ----------
                         (18,902)       301      1,747    (16,854)     9,047
        Realized
         Cash
         settlements      (1,986)       (23)         -     (2,009)    (1,446)
                       ---------- ---------- ---------- ---------- ----------

        Total          $ (20,888) $     278  $   1,747  $ (18,863) $   7,601
                       ---------- ---------- ---------- ---------- ----------
                       ---------- ---------- ---------- ---------- ----------

    12. Foreign exchange (gain) loss

        Amounts charged to foreign exchange (gain) loss during the period ended were as follows:

        Three months ended March 31,                      2006          2005
        -------------------------------------------------------  ------------

        Foreign exchange on translation of
         U.S.$ debt                                $       368   $       990
        Other foreign exchange                              (3)           (4)
                                                   ------------  ------------

        Total loss                                 $       365   $       986
                                                   ------------  ------------
                                                   ------------  ------------

    13. Supplemental cash flow information

        Amounts actually paid during the period relating to interest expense and capital taxes are as follows:

        Three months ended March 31,                      2006          2005
        -------------------------------------------------------  ------------

        Interest paid                              $     1,671   $     2,389
        Capital taxes paid                                 180           550
                                                   ------------  ------------

                                                   $     1,851   $     2,939
                                                   ------------  ------------
                                                   ------------  ------------

    CONFERENCE CALL

    Compton will be conducting a conference call and audio webcast May 11,
2006 at 9:30 a.m. (MST) or 11:30 a.m. (EST) to discuss the Company's 2006 first quarter financial and operating results. To participate in the conference call, please contact the Conference Operator at 9:20 a.m. (MST), ten minutes prior to the call.

    Conference Operator Dial-in Number: Toll-Free 1-800-257-6566

    Audio webcast URL:
http://www.cnxmarketlink.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1476200

    The audio replay will be available two hours after the conclusion of the conference call and will be accessible until May 18, 2006. Callers may dial toll-free 1-877-289-8525 and enter access code 21188402 (followed by the pound key).

    Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

    >>
    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: Compton Petroleum Corporation, E.G. Sapieha,
President & CEO, N.G. Knecht, VP Finance & CFO, or C.M. King, Manager,
Investor Relations, Telephone: (403) 237-9400, Fax (403) 237-9410, Website:
www.comptonpetroleum.com, Email: investorinfo(at)comptonpetroleum.com/
    (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 07:03e 10-MAY-06